Filed Pursuant to Rule 424(b)(3) Registration Statement No. 333-271282
PROSPECTUS SUPPLEMENT NO.1 (to Prospectus dated December 6, 2024)

Moolec Science SA

UP TO 5,000,000 ORDINARY SHARES

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This prospectus supplement updates, amends and supplements the prospectus contained in our Registration Statement on Form F-1 (as supplemented or amended from time to time, the “Prospectus”) (Registration No. 333-271282).

This Prospectus Supplement No. 1 is being filed to amend information contained in the “Summary Terms of the Offering” and “Plan of Distribution (Conflict of Interest)” sections set forth in the Prospectus as set forth under the caption “Prospectus Amendments” below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our Ordinary Shares are listed on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “MLEC.” On December 19, 2024, the closing sale price of our Ordinary Shares was $0.86.

You should read this prospectus and any prospectus supplement or amendment carefully before you invest in our securities. Investing in the Company’s securities involves risks. See “Risk Factors” beginning on page 10 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 20, 2024.

PROSPECTUS AMENDMENTS

The information in the Prospectus, in the section entitled “Summary Terms of the Offering,” set forth opposite the caption “Conflicts of Interest” is replaced in its entirety by:

“Nomura is a FINRA member which will act as an executing broker for the sale of the Ordinary Shares sold by Nomura pursuant to the Nomura Purchase Agreement. Because Nomura will receive all the net proceeds from sales of the Ordinary Shares made to the public, Nomura is deemed to have a “conflict of interest” within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, this offering is being made in compliance with the requirements of Rule 5121. In accordance with Rule 5121, the Company and Nomura have engaged Craig-Hallum Capital Group LLC, and it has agreed to serve as a Qualified Independent Underwriter for future purchases made under the Nomura Purchase Agreement, where required. In exchange for its services as a Qualified Independent Underwriter, Craig-Hallum Capital Group LLC shall receive a cash fee equal to 20% of the discount received by Nomura for each such purchase. See “Plan of Distribution (Conflict of Interest).”

The “Plan of Distribution (Conflict of Interest)” section is replaced in its entirety with the disclosure set forth on Annex A hereto.

ANNEX A

Plan of Distribution (CONFLICT OF INTEREST)

The Ordinary Shares offered by this prospectus are being offered by the Selling Securityholder, Nomura. The shares may be sold or distributed from time to time by the Selling Securityholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of our Ordinary Shares offered by this prospectus could be effected in one or more of the following methods:

●	ordinary brokers’ transactions;

●	transactions involving cross or block trades;

●	through brokers, dealers, or underwriters who may act solely as agents;

●	“at the market” into an existing market for our Ordinary Shares;

●	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

●	in privately negotiated transactions; or

●	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

Nomura is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

Nomura shall not receive any Ordinary Shares in the form of compensation in connection with this offering. Nomura has informed us that it intends to, on its own behalf, effectuate all resales, if any, of our Ordinary Shares that it may acquire from us pursuant to the Nomura Purchase Agreement. Nomura may also use one or more registered broker-dealers to effectuate resales, if any, of our Ordinary Shares that it may acquire from us pursuant to the Nomura Purchase Agreement; however, Nomura is under no obligation, and has not expressed any present intent, to do so. Such sales will be made at prices and at terms then prevailing or at prices related to the then current market price. Each such registered broker-dealer will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Nomura has informed us that any such broker-dealer may receive commissions from Nomura and, if so, such commissions will not exceed customary brokerage commissions.

Brokers, dealers, underwriters or agents participating in the distribution of our Ordinary Shares offered by this prospectus may receive compensation in the form of commissions, discounts, or concessions from the purchasers, for whom the broker-dealers may act as agent, of the shares sold by the Selling Securityholder through this prospectus. The compensation paid to any such particular broker-dealer by any such purchasers of our Ordinary Shares sold by the Selling Securityholder may be less than or in excess of customary commissions. Neither we nor the Selling Securityholder can presently estimate the amount of compensation that any agent will receive from any purchasers of Ordinary Shares sold by the Selling Securityholder.

We know of no existing arrangements between the Selling Securityholder or any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of our Ordinary Shares offered by this prospectus.

Nomura is a FINRA member which will act as an executing broker for the sale of the Ordinary Shares sold by Nomura pursuant to the Nomura Purchase Agreement. Because Nomura will receive all the net proceeds from sales of Ordinary Shares made to the public, Nomura is deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. In accordance with Rule 5121, the Company and Nomura have engaged Craig-Hallum Capital Group LLC, and it has agreed to serve as a Qualified Independent Underwriter for future purchases made under the Nomura Purchase Agreement, where required. In exchange for its services as a Qualified Independent Underwriter, Craig-Hallum Capital Group LLC shall receive a cash fee equal to 20% of the discount received by Nomura for each such purchase. In accordance with FINRA Rule 5121, Nomura will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the transaction from the account holder.

We may from time to time file with the SEC one or more supplements to this prospectus or amendments to the registration statement of which this prospectus forms a part to amend, supplement or update information contained in this prospectus, including, if and when required under the Securities Act, to disclose certain information relating to a particular sale of shares offered by this prospectus by the Selling Securityholder, including the names of any brokers, dealers, underwriters or agents participating in the distribution of such shares by the Selling Securityholder, any compensation paid by the Selling Securityholder to any such brokers, dealers, underwriters or agents, and any other required information.

We will pay the expenses incident to the registration under the Securities Act of the offer and sale of our Ordinary Shares covered by this prospectus by the Selling Securityholder. In addition, we have agreed to reimburse Nomura up to $150,000 for the fees and disbursements of counsel in connection with the initial transactions contemplated by the Nomura Purchase Agreement and the Nomura Registration Rights Agreement. In accordance with Rule 5121, the Company and Nomura have engaged Craig-Hallum Capital Group LLC and it has agreed to serve as a Qualified Independent Underwriter for future purchases made under the Nomura Purchase Agreement, where required. In exchange for its services as a Qualified Independent Underwriter, Craig-Hallum Capital Group LLC shall receive a cash fee equal to 20% of the discount received by Nomura for each such purchase.

The total underwriting compensation to be received in connection with sales of Ordinary Shares by Nomura to the public, as determined under FINRA Rule 5110, will not exceed 8% of the maximum $50 million in aggregate gross purchase price of Ordinary Shares to be sold to the public. As compensation, Nomura will purchase these shares at a discount consisting of 95% of the volume weighted average price over the applicable period.

We also have agreed to indemnify Nomura and certain other persons against certain liabilities in connection with the offering of our Ordinary Shares offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Nomura has agreed to indemnify us against liabilities under the Securities Act that may arise from certain written information furnished to us by Nomura specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

We estimate that the total expenses for the offering will be $364,310. Nomura has represented to us that at no time prior to the date of the Nomura Purchase Agreement has Nomura, or any entity managed or controlled by Nomura engaged in or effected, directly or indirectly, for its own principal account, any short sale (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our Ordinary Shares or any hedging transaction that establishes a net short position with respect to our Ordinary Shares. Nomura has agreed that during the term of the Nomura Purchase Agreement, none of Nomura, nor any entity managed or controlled by Nomura will enter into or effect, directly or indirectly, any of the foregoing transactions for its own principal account or for the principal account of any other such entity.

We have advised the Selling Securityholder that it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the Selling Securityholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.

This offering will terminate on the date that all Ordinary Shares offered by this prospectus have been sold by the Selling Securityholder.

Our Ordinary Shares are currently listed on the Nasdaq Capital Market under the symbol “MLEC.”

Nomura and/or one or more of its affiliates has provided and/or from time to time in the future may provide various investment banking and other financial services for us and/or one or more of our affiliates that are unrelated to the transactions contemplated by the Nomura Purchase Agreement and the offering of shares for resale by Nomura to which this prospectus relates, for which investment banking and other financial services they have received and may continue to receive customary fees, commissions and other compensation from us, aside from any discounts, fees and other compensation that Nomura has received and may receive in connection with the transactions contemplated by the Nomura Purchase Agreement, including discounts to current market prices of our Ordinary Shares reflected in the purchase prices payable by it for Ordinary Shares that we may require it to purchase from us from time to time under the Nomura Purchase Agreement.

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